Exhibit 1.4

BY-LAW NO. TWO

Being a By-Law to amend Section 1.3

of

By-Law No. ONE of

MEDIFOCUS INC.

BE IT ENACTED as a by-law of MEDIFOCUS INC. (the “Corporation”) as follows:

Sections 1.3 of By-Law No. ONE be and the same is hereby repealed and the following substituted therefor:

1.3	Quorum

Except where the Corporation has only one shareholder, two individuals present in person, holding, representing by proxy. or being an authorized representative of a Corporation which is a shareholder and which holds, not less than two per cent (2%) of the outstanding shares of the Corporation carrying voting rights at the meeting shall constitute a quorum.

The foregoing By-law No. TWO is hereby passed as evidenced by the signatures of all the directors of the Corporation pursuant to the provisions of the Business Corporations Act (Ontario).

DATED as of the 30th day of March, 2006.

/s/ Herbert S. Gasser	/s/ Joe Tai

Herbert S. Gasser	Joe K.F. Tai

/s/ Maurice Colson
Maurice J. Colson